Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

NightRide Thermal, Inc.
1801 Dorchester Road #3i
Brooklyn, NY 11226
https://getnightride.com/

Up to $1,234,800.00 in Common Stock at $2.10
Minimum Target Amount: $14,998.20

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: NightRide Thermal, Inc.
Address: 1801 Dorchester Road #3i, Brooklyn, NY 11226
State of Incorporation: DE
Date Incorporated: March 30, 2023

Terms:

Equity

Offering Minimum: $14,998.20 | 7,142 shares of Common Stock
Offering Maximum: $1,234,800.00 | 588,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.10
Minimum Investment Amount (per investor): $420.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

<u>Loyalty Bonus | 5% Bonus Shares</u>

As you have previously invested in NightRide Thermal, you are eligible for additional bonus shares.

Time-Based

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Early Bronze

Invest $5,000+ within the first 72 hours and receive 25% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

Tier 1 | $500+

Invest $500+ and receive a 15% off coupon on NightRide cameras with 1-year expiration.

Tier 2 | $1,000+

Invest $1,000+ and receive a 20% off coupon on NightRide cameras with 1-year expiration, and 2% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive a 25% off coupon on NightRide cameras with 1-year expiration, and 3% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive a 25% off coupon on NightRide cameras with 1-year expiration or free NightRide Ranger, and 5% bonus shares.

Tier 5 | $25,000+

Invest 25,000+ and receive a 25% off coupon on NightRide cameras with 1-year expiration or free NightRide Scout 383-13, and 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

NightRide Thermal, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $210. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

NightRide Thermal, Inc. ("NightRide" or the "Company") manufactures and sells vehicle-mounted thermal cameras for primarily professional and commercial use. NightRide cameras offer high-resolution thermal imaging purpose-built for vehicle mounting. The NightRide technology enables reliable vision and identification of objects, obstacles, people, and risks in darkness, smoke, and low-visibility weather. NightRide currently serves the following B to B and B to G markets: public safety and emergency management; local, state, tribal, and federal government agencies; private security, construction, and utilities; wildlife control and outdoor enthusiasts; and the military, defense, and intelligence communities.

By late 2023, the Company is planning to launch an affordable aftermarket camera for consumer use, placing this important safety equipment in the hands of daily drivers, and making nighttime safe for people around the world.

Active Litigation

A lawsuit was filed by Epicenter Innovation, LLC in August 2021 in the New York State Supreme Court, to recover the sum of $21,224, allegedly due on a contract entered into by the parties in September 2019, whereby the plaintiff Epicenter was to provide to the defendant NightRide certain marketing services. NightRide has refused to pay, claiming that Epicenter failed to provide a substantial portion of the services contracted for. The case is currently in discovery.

The parties have exchanged documents and written information, and conduct oral depositions. The Court has ordered, and the parties in the above matter have consented, to refer the case to the Seventh Judicial District's Mediation Program for mediation, which will occur at a time that is mutually convenient for the parties, but no later than ninety (90) days from July 24, 2023, however, the risk of a trial still exists, which may occur in late 2023 or early 2024.

The Company is working with legal counsel and believes the party's claims are without merit. The amount sought is nominal relative to the allocated amount of this raise. We are working to resolve the matter as soon as possible and in the best interests of our business.

Corporate History

The Company was originally formed on 9/5/18 as Wesa, LLC, a New York limited liability company. On 8/13/21, NightRide Thermal, LLC was organized as a Delaware limited liability. On 8/24/21, Wesa, LLC (NY) was merged into NightRide Thermal, LLC (DE), with the surviving entity being NightRide Thermal, LLC and Wesa, LLC becoming inactive due to being merged out of existence on 8/31/21. Then on 3/30/23, NightRide Thermal, LLC converted to NightRide Thermal, Inc. as a Delaware C corporation.

Competitors and Industry

Industry

The method of improving the clarity and visibility of objects, even in the dark, by recognizing an image or object utilizing infrared light is called thermal imaging. This method is entirely non-invasive and comprises zero physical contact. Various industry sectors which demand advanced thermal imaging include healthcare and life sciences, manufacturing, defense, and military. Advanced driver assistance systems that have been adopted by most sectors have also emerged as a major growth factor for this particular industry, which is expected to grow further.

The thermal imaging market is currently estimated at $3.6 billion and is projected to hit $7.49 billion by 2030, growing at a CAGR of 10.10%.

-https://www.precedenceresearch.com/thermal-imaging-market
-https://www.globenewswire.com/en/news-release/2022/09/05/2509760/0/en/Thermal-Imaging-Market-Projected-to-Hit-USD-7-49-Billion-at-a-CAGR-of-10-10-by-2030-Report-by-Market-Research-Future-MRFR.html

Competitors

The thermal camera market is fragmented, with quite a number of global and regional players. Most manufacturers address weapon-mounted or handheld requirements and do not provide vehicle-mounted options.

FLIR has been a leading player in the professional, government, and military use market with hundreds of models sold. They have historically been known for the quality of their products and the relatively high price of their solutions. FLIR was sold to Teledyne for $8 Billion in 2021. They have since chosen to withdraw products from the market that address the vehicle-mounted needs of both professional and consumer sectors. This choice has provided an opportunity for NightRide to address these market needs with a wider array of solutions at an affordable price.

NOPTIC provides a singular model camera for the public safety market that is mounted on the police spotlight. Their product offering has not been updated in the past decade and is heavy, expensive, and complex to install in comparison to NightRide's offerings. Dealers and end users alike complain of the lack of customer support.

We believe NightRide's success has been, and will continue to be, substantially driven by our ability to innovate new products and technologies that are market-driven and create new paths of revenue. Our key differentiator is our focus on delivering a breadth of products within the aftermarket vehicle-mounted sector. We strive to differentiate ourselves by creating a close connection to thought leaders in each market segment and deriving the design and functionality of the products through iteration under their guidance. NightRide products are overall differentiated by the ease of installation, performance quality, excellence in customer support and affordability within our target markets.

Current Stage and Roadmap

Current Stage

NightRide generated over $2 million in revenue over the past two years. It presently manufactures and sells 12 models of vehicle-mounted thermal cameras for primarily professional and commercial use. Through a network of more than 100 dealers, NightRide currently serves the following markets: public safety and emergency management; local, state, tribal, and federal government agencies; private security, construction, and utilities; wildlife control and outdoor enthusiasts; and the military, defense, and intelligence communities.

Roadmap

By late 2023, the Company is planning to launch an affordable aftermarket camera for consumer use, placing this important safety equipment in the hands of daily drivers, and making nighttime safe for people around the world.

The Team

Officers and Directors

Name: Mary Ellen Kramer

Mary Ellen Kramer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO/Founder
  Dates of Service: September, 2015 - Present
  Responsibilities: Executive duties, sales and business development. Currently takes a salary of $66,000 per year and will increase to $85,000 per year around Sept 1, 2023.

- **Position:** Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Manage the overall business and affairs of the company

Name: Zevi Kramer

Zevi Kramer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, Director of Engineering
  Dates of Service: April, 2015 - Present
  Responsibilities: Responsible for product development and production. Currently takes a salary of $7,800 per year and will increase to $85,000 per year around Sept 1, 2023.

- **Position:** Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Manage the overall business and affairs of the company

Name: Shawn Groce

Shawn Groce's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder, CTO
  Dates of Service: September, 2015 - Present
  Responsibilities: Responsible for product engineering. Currently takes a salary of $44,200 per year and will increase to $85,000 per year around Sept 1, 2023.

- **Position:** Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Manage the overall business and affairs of the company

Name: Neil Roseman

Neil Roseman's current primary role is with Block M Investments, LLC. Neil Roseman currently services N/A hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: May, 2023 - Present
  Responsibilities: Governance and oversight

Other business experience in the past three years:

- **Employer:** LodeStar Inspection Services
  Title: Partner
  Dates of Service: September, 2018 - Present
  Responsibilities: Executing strategic management activities.

Other business experience in the past three years:

- **Employer:** Block M Investments, LLC
  Title: Managing Member
  Dates of Service: June, 2013 - Present
  Responsibilities: Managing the overall business and affairs of the company

Other business experience in the past three years:

- **Employer:** LeadProbe, Inc.
  Title: Founding Partner and President
  Dates of Service: November, 2004 - Present
  Responsibilities: Oversees company business and affairs, budgets, and oversight of company departments

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the shares of common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any shares of common stock purchased through this crowdfunding campaign are subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the electronics development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering shares of Common Stock in the amount of up to $1,235,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage with some of our products and have only manufactured a prototype for our PRO-SL S14 model. Delays or cost overruns in the development of our PRO-SL S14 and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All

early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
NightRide Thermal Inc. was formed on March 31, 2023, and its predecessor entities NightRide Thermal LLC and Wesa LLC were formed in August 2021 and September 2018 respectively. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth, and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. NightRide Thermal Inc. and its predecessors have incurred a net loss and have had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company holds 1 patent, 2 patents pending, and several trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to

continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional

employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on NightRide Thermal Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on NightRide Thermal Inc. could harm our reputation and materially negatively impact our financial condition and business.

Pending Court Case
This case was filed in August 2021 in the New York State Supreme Court, to recover the sum of $21,224.16, allegedly due on a contract entered into by the parties in September, 2019, whereby the plaintiff Epicenter was to provide to the defendant NightRide certain marketing services. NightRide has refused to pay, claiming that Epicenter failed to provide a substantial portion of the services contracted for. We are working with our legal counsel and believe there are weak grounds for this party to pose any serious litigation risk to the Company. The amount sought is nominal relative to the allocated amount of this raise. The Court has ordered, and the parties in the above matter have consented, to refer the case to the Seventh Judicial District's Mediation Program for mediation, which will occur at a time that is mutually convenient for the parties, but no later than ninety (90) days from July 24, 2023, however, the risk of a trial still exists, which may occur in late 2023 or early 2024. We

believe the complaint is without merit and we will work to resolve the matter in the best interests of the Company.

Our products may be affected from time to time by design and manufacturing defects that could adversely affect our business and result in harm to our reputation.
The Company will be offering complex hardware and software products that can be affected by design and manufacturing defects. Sophisticated operating system software and applications, such as those that will be offered by us, often have issues that can unexpectedly interfere with the intended operation of hardware or software products. Defects may also exist in components and products that we source from third parties. Any such defects could make our products unsafe, create a risk of environmental or property damage and personal injury, and subject us to the hazards and uncertainties of product liability claims and related litigation. There can be no assurance that we will be able to detect and fix all issues and defects in the products we offer. Failure to do so could result in widespread technical and performance issues affecting our products and could lead to claims against us. We maintain general liability and product liability insurance; however, design and manufacturing defects, and claims related thereto, may subject us to judgments or settlements that result in damages materially in excess of the limits of our insurance coverage. In addition, we may be exposed to recalls, product replacements or modifications, write-offs of inventory, property, equipment, or intangible assets, and significant warranty and other expenses such as litigation costs and regulatory fines. If we cannot successfully defend any large claim, maintain our general liability insurance on acceptable terms, or maintain adequate coverage against potential claims, our financial results could be adversely impacted. Further, quality problems could adversely affect the experience for users of our products, and result in harm to our reputation, loss of competitive advantage, poor market acceptance, reduced demand for our products, delay in new product introductions, and lost revenue.

We may be subject to warranty claims that could result in significant direct or indirect costs, or we could experience greater product returns than expected, either of which could have an adverse effect on our business, financial condition, and operating results.
The Company intends to generally provide a minimum 36-month limited warranty on all of its products. The occurrence of any material defects in our products could result in an increase in returns or make us liable for damages and warranty claims in excess of reserves, which could result in an adverse effect on the Company's business prospects, liquidity, financial condition, and cash flows if returns or warranty claims were to materially exceed anticipated levels. In addition, we could incur significant costs to correct any defects, warranty claims, or other problems, including costs related to product recalls. Any negative publicity related to the perceived quality and safety of our products could affect our brand image, decrease consumer confidence and demand, and adversely affect our financial condition and operating results. Also, while our warranty will be limited to repairs and replacements, warranty claims may result in litigation, the occurrence of which could have an adverse effect on our business, financial condition, and operating results. In addition to warranties supplied by us, we may also offer the option for customers to purchase a third-party extended

warranty in some markets, which will create an ongoing performance obligation over the warranty period. Extended warranties are regulated in the United States on a state level and are treated differently by state. Outside the United States, regulations for extended warranties vary from country to country. Changes in the interpretation of the insurance regulations or other laws and regulations concerning extended warranties on a federal, state, local, or international level may cause us to incur costs or have additional regulatory requirements to meet in the future. Our failure to comply with past, present, and future similar laws could result in reduced sales of our products, reputational damage, penalties, and other sanctions, which could have an adverse effect on our business, financial condition, and operating results.

An economic downturn or economic uncertainty may adversely affect consumer discretionary spending and demand for our products.
Our products may be considered discretionary items for consumers. Factors affecting the level of consumer spending for such discretionary items include general economic conditions, and other factors, such as consumer confidence in future economic conditions, fears of recession, the availability and cost of consumer credit, levels of unemployment, and tax rates. In particular, we believe that the current COVID-19 outbreak and its resulting global macroeconomic impact may adversely affect consumer discretionary spending and may result in lower-than-expected demand for our products in the long term. In recent years, the United States and other significant economic markets have experienced cyclical downturns and worldwide economic conditions remain uncertain. As global economic conditions continue to be volatile or economic uncertainty remains, including due to the COVID-19 outbreak, trends in consumer discretionary spending also remain unpredictable and subject to reductions. To date, our business has operated almost exclusively in a relatively strong economic environment and, therefore, we cannot be sure of the extent to which we may be affected by recessionary conditions. Unfavorable economic conditions may lead consumers to delay or reduce purchases of our products and consumer demand for our products may not grow as we expect. Our sensitivity to economic cycles and any related fluctuation in consumer demand for our products could have an adverse effect on our business, financial condition, and operating results.

The Company is responsible for the indemnification of its officers and directors.
The Company's Certificate of Incorporation provides for the indemnification of the Company's officers and directors under certain circumstances against costs and expenses incurred by such individuals in connection with any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company does not presently intend to obtain applicable insurance with respect to its indemnification obligations, but if acquired, such indemnification policy could result in substantial expenditures, which the Company may be unable to recoup. No assurance can be given that such insurance can be obtained at rates favorable to the Company, if at all, or that, if insurance is obtained, the insurance coverage will be adequate to satisfy any and all claims for indemnification that are made.

The valuation of the Shares of Common Stock and the Company was not

independently made and the Price Per Share has been arbitrarily set by the Company. No federal or state commission, department, or agency has made any evaluation, finding, recommendation, or endorsement with respect to the Shares. In addition, no third party has reviewed the Company's business plan and other factors relating to the Company and/or its personnel and determined a value for an equity interest in the Company. The price of the Shares has been determined solely by the Company's management. Accordingly, Investors in the Offering should not attribute the Price Per Share as being indicative of the potential value of the Company or their investment in the Company. While the Company believes that the information contained herein, together with the Subscription Agreement and other documents transmitted in connection herewith, contains sufficient information to assist prospective Investors in making an informed investment decision, prospective Investors are encouraged to ask questions of the Company and request additional information concerning the Shares, the Offering and the Company itself. The Company will provide prospective Investors with answers to their questions and any requested additional information, to the extent that the answers and additional information are available or can be obtained without unreasonable effort or expense.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Mary Ellen Kramer	5,802,611	Common Stock	54.9%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 588,000 of Common Stock.

Common Stock

The amount of security authorized is 25,000,000 with a total of 11,904,762 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 138,721 shares to be issued pursuant to outstanding warrants.

The total amount outstanding includes 453,083 shares to be issued pursuant to stock options issued.

The total amount outstanding includes 888,250 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding does not include 96,154 shares sold pursuant to Rule 506(b) of Regulation D.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest.

Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. The Company closed on a concurrent offering of securities in July 2023 and further dilutive events such as this may occur in the future.
If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $408,055.72
  Use of proceeds: Product development, inventory, marketing
  Date: March 31, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $884,197.80
  Use of proceeds: Product development, inventory, marketing, conversion of loan from founder
  Date: March 11, 2023
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $75,000.00
  Number of Securities Sold: 48,077
  Use of proceeds: Inventory/production expansion and marketing
  Date: July 11, 2023
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $75,000.00
  Number of Securities Sold: 48,077
  Use of proceeds: Inventory/production expansion and marketing
  Date: July 11, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2022

Revenue

Revenue for fiscal year 2021 was $672,059 compared to $1,301,008 in fiscal year 2022.

2021 was the Company's first full year selling its vehicle-mounted thermal cameras. Throughout 2021, the Company introduced 7 products to the hunting/outdoors and public safety market. 98% of revenue was generated in the hunting/outdoors sector, with 2 % coming from sales to the public safety sector. 92% of revenue came through a network of 53 independent retailers throughout the US, Canada, Australia, South Africa, and several European countries with 8% coming from direct-to-consumer sales via the Company's website.

2022 revenue was almost double 2021 revenue. The Company introduced an additional 5 products to the hunting/outdoors and public safety market during 2022. In 2022, 78% of revenue was generated in the hunting/outdoors sector with 22% coming from sales to the public safety sector. 92% of revenue came through a network of 106 independent retailers throughout the US, Canada, Australia, South Africa, and several European countries with 8% coming from direct-to-consumer sales via the Company's website.

The increase in revenue from 2021 to 2022 was primarily due to an increase in marketing expenses, primarily related to social media advertising, the expansion of the dealer network as well as a large public safety agency contract that was awarded to the Company.

Cost of Sales

Cost of Sales for fiscal year 2021 was $338,347 compared to $662,322 in fiscal year 2022 which was proportionally the same percentage year over year.

Gross Margins

Gross margins for fiscal year 2021 were $333,711 (50%) compared to $638,687(50%) in fiscal year 2022. The increase in gross margin is proportional to the increase in

revenue.

Expenses

Expenses for fiscal year 2021 were $479,763 compared to $866,889 for fiscal year 2022.

Operating expenses are roughly proportional to the increase in revenue. Marketing expenses and sales commissions were disproportionately higher in 2022 as the Company expanded its social media and Google advertising to two verticals - outdoors and sporting and public safety. In addition, in 2022 the Company expanded its use of manufacturer's rep groups in the public safety market to cover 40 states. Manufacturer's rep groups earn a commission of 10% of all collected sales through dealers in their geographic territory. Such commission is not paid on outdoor- and sporting-related sales as the Company does not employ manufacturer's rep groups in the recreational markets.

The Company had a reduction in research and development costs from $136,213 in fiscal year 2021 to $100,564 in fiscal year 2022. The Company released 7 new products in 2021 and 5 new products in 2022.

Historical results and cash flows:

The Company is currently in the production stage and is revenue generating. We are of the opinion that the trend of doubling our revenue year over year will be indicative of the revenue and cash flows expected for the future.

The Company has expanded its sales efforts in the public safety market and now has over $2 million in outstanding bids to public safety agencies, with the potential for larger orders per customer. Past cash was primarily generated through sales, convertible debt investments, and other loans. Our minimum revenue goal is to continue the trend of doubling our revenue year over year and generate a profit in 2023.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2023, the Company has capital resources available in the form of $100,000 cash on hand. The Company has a line of up to $150,000 in accounts receivable financing available for approved customers.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support the expansion of our production capacity to satisfy

anticipated larger contracts, fund an increase in online ad spend and event marketing, and complete new product development.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 85% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, net of offering-related expenses, we anticipate the Company will be able to operate for 12 months. This is based on a current monthly burn rate of $80,000 allocated as follows: $40,000 for salaries, $30,000 for marketing expenses, and $10,000 for R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 24 months. This is based on a current monthly burn rate of $80,000 allocated as follows: $40,000 for salaries, $30,000 for marketing expenses, and $10,000 for R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including SBIR grants of up to $1,000,000 in the first year which the Company intends to apply for with the support of a SBIR consultation company who has pre-approved the Company for their program. We have sold, and expect to be open to future, Reg D investments for the duration of the StartEngine raise for investors.

Indebtedness

- **Creditor:** Block M Investments
  Amount Owed: $100,000.00
  Interest Rate: 18.0%
  Maturity Date: June 13, 2025

- **Creditor:** Block M Investments
  Amount Owed: $16,000.00
  Interest Rate: 18.0%
  Maturity Date: August 01, 2025

- **Creditor:** Gail F. Solomon
  Amount Owed: $10,000.00
  Interest Rate: 18.0%
  Maturity Date: July 23, 2025

- **Creditor:** Simon Arnold Gellis
  Amount Owed: $25,570.00
  Interest Rate: 18.0%
  Maturity Date: June 15, 2025

- **Creditor:** Karen and John Bivona
  Amount Owed: $25,000.00
  Interest Rate: 18.0%
  Maturity Date: July 22, 2025

- **Creditor:** Stanley and Danielle Crump
  Amount Owed: $30,000.00
  Interest Rate: 18.0%
  Maturity Date: August 03, 2025

- **Creditor:** Sasayego Trading LLC
  Amount Owed: $10,000.00
  Interest Rate: 18.0%
  Maturity Date: October 12, 2025

- **Creditor:** James Blaine Adams
  Amount Owed: $10,000.00
  Interest Rate: 18.0%
  Maturity Date: October 26, 2025

- **Creditor:** Marissa and Jason Garcia
  Amount Owed: $20,000.00
  Interest Rate: 18.0%
  Maturity Date: November 06, 2025

Related Party Transactions

- **Name of Entity:** Block M Investments
  Names of 20% owners: None

Relationship to Company: Director
Nature / amount of interest in the transaction: Block M Investments in principally owned by Neil Roseman who is a director of the company. Block M has lent the company $116,000.
Material Terms: Block M Investments has lent the company a total of $116,000 at 18% interest for a term of 36 months. The first year, the company repays interest only on a monthly basis. In the second and third year, the company repays principal + interest on an amortized basis. One note for $100,000 is due 6/13/2025 and the other note for $16,000 is due 8/1/2025.

Valuation

Pre-Money Valuation: $25,000,000.20

Valuation Details:

Our pre-money valuation is based on the assumption that the opportunity, total addressable market, financial projections, comparable valuation, and the makeup of the founders and team can achieve the growth and expansion goals as set out in this offering. The valuation was calculated by incorporating the below:

Historical Revenues

Revenue for fiscal year 2021 was $672,059 compared to $1,301,008 in fiscal year 2022.

2021 was the Company's first full year selling its vehicle-mounted thermal cameras. Throughout 2021, the Company introduced 7 products to the hunting/outdoors and public safety market. 98% of revenue was generated in the hunting/outdoors sector, with 2 % coming from sales to the public safety sector. 92% of revenue came through a network of 53 independent retailers throughout the US, Canada, Australia, South Africa, and several European countries with 8% coming from direct-to-consumer sales via the Company's website.

2022 revenue was almost double 2021 revenue. The Company introduced an additional 5 products to the hunting/outdoors and public safety market during 2022. In 2022, 78% of revenue was generated in the hunting/outdoors sector with 22% coming from sales to the public safety sector. 92% of revenue came through a network of 106 independent retailers throughout the US, Canada, Australia, South Africa, and several European countries with 8% coming from direct-to-consumer sales via the Company's website.

The increase in revenue from 2021 to 2022 was primarily due to an increase in marketing expenses, primarily related to social media advertising, the expansion of the dealer network as well as a large public safety agency contract that was awarded to the Company.

Market Growth & Trends

The global thermal camera market size was valued at USD 2.16 billion in 2022 and is projected to surpass around USD 7.91 billion by 2032, growing at a CAGR of 13.86% during the forecast period 2023 to 2032.

https://www.globenewswire.com/en/news-release/2022/09/05/2509760/0/en/Thermal-Imaging-Market-

The Value of the Company's Assets

The Company's physical assets are valued at approximately $340,000.

The Company has one issued patent and two patents pending which the Company is valuing at approximately $40,000.

Management's Prior Achievements & Success

The NightRide founders are a diverse collection of gifted and committed individuals who have come together to make the world safer at night. Our founders have been responsible for delivering an extraordinary array of products and services - guided bombs for the Israeli air force, the automatic gear for the Israeli tank - Merkava, the first AI-powered satellite antenna for commercial maritime use, the first off-road LED lighting for vehicles, the first all-digital communications network from the US to Brazil.

Our Director of Business Development is a twenty-year veteran responsible for establishing the Company's extensive national dealer network. Our CMO has focused domain experience in sporting, outdoors, and public safety sectors.

Our Board of Advisors brings deep expertise in scaling electronics channel sales, marketing, and production.

Business Partnerships & Relationships

The Company has a network of more than 100 dealers, including independent retailers in the outdoor/sporting sector and public safety vehicle upfitters. New dealers are being added at a pace of 5 - 7 per month, the majority of which are in the United States. The Company has had successful trials with federal, state, and local government agencies and has submitted bids amounting to more than $2 million that await approval, grant funding, or budget allocation.

The Company has succeeded in having its products listed on the GSA schedule. The GSA Schedule, also known as Federal Supply Schedule, and Multiple Award Schedule (MAS), is a long-term governmentwide contract with commercial companies that provide access to millions of commercial products and services at fair and reasonable prices to the government.

The Company's customer base across all sectors is passionate about supporting a US-based manufacturer, gives an excellent rating to its product quality and customer service and the Company experiences an influx of business from both professional and

personal referrals.

Conclusion

Based on its analysis of the above, the Company believes its pre-money valuation of $25,000,000.20 is reasonable.

Disclosures

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; (ii) any shares reserved for issuance under a stock plan are issued; and 96,154 shares sold under Regulation D of under Section 4(a)(2) of the Securities Act.

Use of Proceeds

If we raise the Target Offering Amount of $14,998.20 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  Fees for certain services provided by StartEngine

If we raise the over allotment amount of $1,234,800.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Research & Development*
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development and market testing.
- *Inventory*
  28.5%
  We will use 28.5 % of the funds raised to purchase inventory for the Company's suite of products in preparation for increased demand of existing products and launch of new products.
- *Company Employment*
  35.0%

We will use 35% of the funds to hire key personnel for daily operations, including the following roles: Sales, marketing, sales support, and production. Wages will be commensurate with training, experience, and position.

- *Working Capital*
  8.0%
  We will use 8% of the funds for working capital to cover otherwise unallocated expenses for production expansion and the initial launch of new products as well as ongoing day-to-day operations of the Company.

- *StartEngine Service Fees*
  1.0%
  Fees for certain services provided by StartEngine

- *Offering Expenses*
  2.0%
  Legal, accounting and other offering related expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://getnightride.com/ (getnightride.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/nightride

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR NightRide Thermal, Inc.

[See attached]

NIGHTRIDE

Nightride Thermal LLC (the "Company") a Delaware Limited Liability Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Nightride Thermal LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in member equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
April 3, 2023

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	2021
ASSETS		
Current Assets		
Cash and Cash Equivalents	79,213	72,894
Accounts Receivable	46,892	165,280
Prepaid Expenses	33,668	47,338
Inventory	279,033	247,351
Total Current Assets	438,806	532,863
Non-current Assets		
Security Deposits	4,102	2,627
Total Non-Current Assets	4,102	2,627
TOTAL ASSETS	**442,908**	**535,490**
LIABILITIES AND EQUITY		
Liabilities		
Accounts Payable	-	15,740
Sales Commissions	2,433	550
Deferred Revenue	25,895	187,355
Total Current Liabilities	28,328	203,645
Long-term Liabilities		
Convertible Notes	476,077	378,056
Accrued Interest	122,649	48,660
Related Party Convertible Notes	10,000	10,000
Related Party Loans	598,357	643,626
Notes Payable	279,251	104,741
Total Long-Term Liabilities	1,486,334	1,185,082
TOTAL LIABILITIES	1,514,662	1,388,727
EQUITY		
Member's Capital	(1,071,755)	(853,238)
TOTAL LIABILITIES AND EQUITY	442,908	535,490

Statement of Changes in Member Equity

	Total Shareholder Equity
Beginning Balance at 1/1/2021	(741,491)
Debt Converted to Equity	55,800
Distributions	(21,495)
Net Income (Loss)	(146,052)
Ending Balance 12/31/2021	(853,238)
Debt Converted to Equity	53,036
Distributions	(43,447)
Miscellaneous Adjustment	96
Net Income (Loss)	(228,202)
Ending Balance 12/31/2022	(1,071,755)

Statement of Operations

	Year Ended December 31,	
	2022	2021
Revenue	1,301,008	672,059
Cost of Revenue	662,322	338,347
Gross Profit	638,687	333,711
Operating Expenses		
Advertising and Marketing	210,359	76,660
General and Administrative	124,946	124,446
Rent and Lease	61,394	43,471
Research & Development	100,564	136,213
Payroll and Salary	147,841	-
Sales Commissions	53,316	19,544
Legal and Professional Fees	47,710	15,231
Total Operating Expenses	746,129	415,565
Operating Income (loss)	(107,442)	(81,854)
Other Expense		
Interest Expense	120,760	64,198
Other		
Total Other Expense	120,760	64,198
Net Income (Loss)	(228,202)	(146,052)

Statement of Cash Flows

	Year Ended December 31,	
	2022	2021
OPERATING ACTIVITIES		
Net Income (Loss)	(228,202)	(146,052)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	(15,676)	4,665
Inventory	(31,682)	(242,733)
Accounts Receivable	118,388	(165,280)
Prepaid Expense	13,671	-
Sales Commissions	1,883	550
Deferred Revenue	(161,460)	176,735
Accrued Interest	73,989	48,660
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(887)	(177,404)
Net Cash provided by (used in) Operating Activities	(229,089)	(323,455)
INVESTING ACTIVITIES		
Security Deposits	(1,475)	-
Net Cash provided by (used by) Investing Activities	(1,475)	-
FINANCING ACTIVITIES		
Convertible Debt Issuances	151,057	326,856
Debt Proceeds, net of Repayment	174,510	89,741
Related Party Payments on Debt	(45,238)	(12,660)
Distributions	(43,447)	(21,495)
Net Cash provided by (used in) Financing Activities	236,883	382,442
Cash at the beginning of period	72,894	13,907
Net Cash increase (decrease) for period	6,319	58,987
Cash at end of period	79,213	72,894

Nightride Thermal LLC
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Nightride Thermal LLC ("the Company") was formed in Delaware on August 13, 2021 as a result of a merger with Wesa LLC, a New York limited liability company. The Company earns revenue from the sale of its thermal cameras through its network of dealers throughout the US and in select foreign countries. The Company's headquarters is in Brooklyn, New York.

The Company plans to convert to a Delaware C Corporation before conducting a crowdfunding campaign under regulation CF in 2023 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company earns revenue from the sale of its thermal cameras through its network of dealers throughout the US and in select foreign countries. The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment, net of estimated returns. The Company establishes a liability for expected returns; recording an asset and a corresponding adjustment to cost of sales for its right to recover products from customers on settling the refund liability.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Income Taxes

For the periods presented the company was a passthrough entity for tax purposes.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

As of December 31, 2022, the Company has an outstanding balance of $598,357 in the form of advances from owners. The balance accrues interest at the applicable federal rate and is due on demand.

As of December 31, 2022, the Company has entered into two convertible note agreements with family members of one of the Company's founders. The balance of each note was $5,000, respectively. The interest on the notes were 8%. The amounts are to be repaid at the demand of the holder prior to conversion and upon maturity in 2024. The notes are convertible into shares of the Company's membership units with a 20% discount upon conversion during a change of control or qualified financing event. The pre-money evaluation of the convertible notes is $7 million.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

A lawsuit was filed by Epicenter Innovation LLC in August 2021 in the New York State Supreme Court, to recover the sum of $21,224, allegedly due on a contract entered into by the parties in September, 2019, whereby the plaintiff Epicenter was to provide to the defendant NightRide certain marketing services. NightRide has refused to pay, claiming that Epicenter failed to provide a substantial portion of the services contracted for. The case is currently in discovery.

The Company is working with legal counsel and believe there are weak grounds for this party to pose any serious litigation risk to the Company. The amount sought is nominal relative to the allocated amount of this raise. We believe the complaint is without merit and we will work to resolve it before the offering launch.

The Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company has entered into several convertible note agreements for the purposes of funding operations. The interest rate on the notes was 8% and the term was 36 months. Principal plus interest was either to be repaid at maturity or converted at the option of the noteholder into the Company's membership units with a 20% discount upon conversion. Maturity dates range from 2022 to 2025. The valuation cap on the earlier series of notes is $3.5 million and the valuation cap on the later series of notes is $7 million. The outstanding principal balances for the years ending 2021 and 2022 of convertible notes was $388,056 and $486,977 respectively.

During the year ending 2020, the Company entered into a term loan agreement for $15,000 with an interest rate of 3% and a term of 60 months. The Company pays principal and interest monthly on an amortized basis. The loan will mature on August 1, 2025.

During the year ending 2021, the Company entered into a term loan agreement for $30,000 with an interest rate of 7.5% and a term of 48 months. The Company pays principal and interest monthly on an amortized basis. The loan will mature on November 1, 2025.

During the year ending 2021, the Company entered into a financing agreement for $70,000 at an implied interest rate of 28% and a term of 12 months. The loan was repaid in full in November 2022.

During the year ending 2022, the Company entered into several debt financing agreements totaling $246,570. The promissory notes bear interest at 18% and the term is 36 months. All notes mature in 2025. During the initial year for each note, the Company pays interest only. In years 2 and 3, the Company repays principal plus interest on an amortized schedule. The note holders also received a total of 138,721 warrants to purchase membership units in the Company exercisable at $0.01 per unit. The warrants expire on December 31, 2027.

Related Party Advances – See Note 3

Related Party Convertible Notes – See Note 3

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	650,388
2024	314,879
2025	408,502
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 15,000,000 of membership units with no associated par value. 7,791,642 units were issued and outstanding as of December 31, 2022.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 3rd, 2023, the date these financial statements were available to be issued.

The Company has converted the remaining balance Due to Founder into membership units in the LLC.

The Company has converted all of the convertible debt holdings into membership units in the LLC.

As of March 31, 2023, the Company has converted from an LLC into a C corporation.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cashflows from operations and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global

stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

15 DAYS LEFT

INVEST IN NIGHTRIDE THERMAL TODAY!

Driven to Keep You Safe

NightRide Thermal is a technology company specializing in self-installable, vehicle-mounted thermal cameras, keeping drivers safe at night and in harsh weather condition...
Show more

Invest Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


THE ROAD
REVEALED
NIGHTRIDE

$283,467.53 Raised

REASONS TO INVEST

- Taming Night-Driving Hazards — 50% of fatal car accidents occur at night even though only 25% of the driving is done at night. More than 1.2M accidents are caused by poor weather conditions. NightRide's thermal cameras enhance visibility in darkness, rain, snow, fog, and smoke, making roads safer and saving lives.
- Proven Market Success — NightRide sold 807 units in 2021 and 2022, totaling $2 million in sales. The company is trusted by professionals, currently serving 22 federal/state/local public safety agencies.
- Capitalize on Market Growth — The Thermal Imaging market is projected to reach $7.49 billion by 2030, growing at a healthy 10.10% CAGR from 2022 to 2030.* We believe NightRide is the right, innovative team, with a well-timed entrance to a focused and fast-growing niche.

*Source

Invest Now
$2.10 Per Share

RAISED	INVESTORS
$283,467.53	137
MIN INVEST	**VALUATION**
$420	$25M

THE PITCH

The All-Seeing Eye

NightRide Thermal believes that life-saving thermal vision should be accessible to everyone, not just professionals. Our products reveal obstacles typically hidden from a driver's view, enabling vision well beyond headlights. NightRide thermal cameras let you spot people, animals, black ice and other hazards — no matter the time of day or the weather conditions.

NightRide's design ethos is its winning formula. The team believes the best products come from real-world needs, so they've spent thousands of hours with actual users in the field, getting feedback on what works and what doesn't. NightRide listens to its customers — creating a loyal and passionate user base that has created an overwhelming demand for its products that they never anticipated — by word of mouth.

The company has grown quickly due to demand from new markets - NightRide now serves hunting and sporting, farming and ranching, wildlife preservation, offroading, public safety, emergency management, campus and industrial security, commercial transportation, and beyond!

NightRide is a woman-owned small business, proudly manufacturing cameras in the United States and providing an extraordinary customer experience.


KEEPING DRIVERS
SAFE AND AWARE OF
THEIR SURROUNDINGS
–no matter the time of day
or the weather conditions
640-19mm Scout
640-35mm Scout

The NightRide team is the Company's key to success. The team has impressive accomplishments that include creating guided bombs for the Israeli air force, the automatic gear for the Israeli tank: Merkava, the first AI-powered satellite antenna for commercial maritime use: C-Bird, one of the first off-road LED lights for trucks: Rigid Industries, and the first all-digital communications network from the US to Brazil: Allied Communications.

This same extraordinary team has now taken on the problem of seeing the unseen while driving in dark or severe weather and come up with a series of innovative, affordable, easy-to-install, after-market cameras that are truly game-changing.

The Company has already secured one patent for its unique vehicle mounting of thermal cameras and has two additional patents pending.


NIGHTRIDE IS A GAME CHANGER
IN EVERY FIELD OF PLAY
DAILY DRIVING
PUBLIC SAFETY
RANCH/ FARM
HUNTING/ OUTDOORS
SECURITY

THE PROBLEM & OUR SOLUTION

See The Unseen

Night driving is the leading cause of fatal accidents, with 50% of traffic deaths occurring at night, while only a quarter of all driving is done at that time. (Source) In addition, over 1.2 million car accidents are caused by poor weather conditions annually, with low visibility being a major issue, especially in fog. (Source) The leading cause of Line of Duty Deaths for public safety professionals is vehicular accidents. (Source) People lack full situational awareness in darkness, smoke, fog, rain, and other weather conditions, leaving them with less time to react.


DRIVING AT NIGHT IS ONE OF THE MOST DANGEROUS THINGS WE DO
50%
OF FATAL ACCIDENTS OCCUR AT NIGHT
1.2M+
CAR ACCIDENTS ANNUALLY DUE TO POOR WEATHER CONDITIONS

NightRide created a self-installable vehicle-mounted thermal camera to solve the issues of night driving, low visibility, and weather-related accidents. These cameras allow users to see animals, pedestrians, parked cars, black ice and other potential dangers that are typically invisible at night. Additionally, customers are using NightRide cameras to engage in wildlife control and protect livestock and crops that are endangered by predatory species.

While the company's technology is important, the key to the company's success has been proximity to the customer; developing market-driven solutions, dedication to continuous improvement and an extraordinary customer experience. Customers enjoy a level of support that sets the company apart from the competition.

KEY ELEMENTS


NO LIGHT. NO PROBLEM.
KEY DESIGN FEATURES
Easy, 5-minute install on any vehicle + display on driver's phone, tablet, or laptop
Auto-start upon ignition; transfer between vehicles in seconds
Rugged construction for operation in harsh weather, from -40°C to +40°C in rain, snow, sleet, fog, and smoke
Multiple combinations of sensor resolution and lens sizes to meet a wide range of use cases
Proprietary control system, image processing, and user interface allow for rapid adaptation for unique sector requirements

THE MARKET & OUR TRACTION

Born in Brooklyn, Universally Adopted

Since launching in 2018, NightRide Thermal has become the leader in vehicle-mounted thermal cameras against long-standing thermal giants and has begun fulfilling the needs of substantially unserved sectors of the market.

COMPETITION

Thermal imaging was first used in 1929 in the UK by the military. Since then, much of the focus in the thermal market has been on military, scientific and high end applications. NightRide's competition has primarily chosen to serve markets that could accommodate premium prices and professional installation. However, the need to see in the dark; to reveal what is not visible to the human eye, is ubiquitous. Professionals, commercial users and daily drivers navigating dark and dangerous roads have remained unserved. Until now.


WHAT OUR COMPETITION OFFERS
PREMIUM PRICING
INCOMPATIBLE WITH USER DEVICES
UNIQUE POLICE/FIRE REQUIREMENTS NOT MET
REQUIRES PROFESSIONAL/FACTORY INSTALL
OUTDATED TECHNOLOGY


WHAT WE OFFER
AFFORDABLE
COMPATIBLE WITH USER DEVICES
MOUNTS ON ANY VEHICLE
MARKET DRIVEN
EASY INSTALLATION

NightRide's Innovative Thermal Cameras Serve Multiple Markets

NightRide positioned itself into a group of growing markets. The thermal imaging market is projected to hit $7.49 billion by 2030, growing at a CAGR of 10.10%. (Source) Moreover, the global surveillance camera market is projected to reach $45.54 billion by 2027, growing at a CAGR of 8.38%. (Source) NightRide has positioned itself to serve multiple market sectors to insure steady growth and sustainability. The company's target markets go far beyond traditional applications for thermal imaging, to include public safety and emergency management, local, state, tribal, and federal government agencies, private and campus security, construction and utilities, wildlife control and outdoor enthusiasts, as well as the more traditional sectors of the military, defense, and intelligence communities.


$7.49 BILLION
Projected thermal imaging market value by 2030
$2.2M
Sales in 2021 and 2022
807
Units sold
120
Dealers worldwide
22
Local, state, and federal agencies served

Over the past two years, NightRide has experienced strong growth in sales with $2 million in cumulative sales in 2021 and 2022, representing a total of 807 units sold. Trusted by professionals, NightRide serves 22 local, state, and federal government agencies, and has thus far built its dealer network up to 120 dealers worldwide.

WHY INVEST

Be part of making the world safer at night.


JOIN US TODAY
Help us make the world safe at any time of day, in any weather

NightRide is driven to make the world a safer place. In addition to enhancing safety, NightRide cameras improve the performance and effectiveness of our customers' work and even make it easier. Committed to continuous improvement, the company regularly solicits feedback which it looks to incorporate in future iterations.

Aside from its core market sectors, the company receives inquiries on a weekly basis to apply its solutions in new and cool ways.

The NightRide Ranger has been installed on helicopters and small planes and is currently being tested on firefighting ladder trucks. NightRide has worked closely with Bridger Aerospace and has provided a solution for their Super Scooper planes to locate the hottest sections of a fire. Bridger has plans to roll out the NightRide camera to the rest of their Super Scooper fleet over the next year or so.

The company also delivered five cameras to the Ukraine for medics transporting wounded civilians and donated equipment to EcoDefense Group for their anti-poaching mission in South Africa and Convoy of Hope for their national and international disaster recovery work.

NightRide Thermal is seeking funding to expand its capacity in marketing, sales, inventory and production to meet its market demands.

Invest in NightRide: the Future of Safety!

ABOUT

HEADQUARTERS
1801 Dorchester Road #3i
Brooklyn, NY 11226

WEBSITE
View Site

NightRide Thermal is a technology company specializing in self-installable, vehicle-mounted thermal cameras, keeping drivers safe at night and in harsh weather conditions. NightRide cameras offer high-resolution thermal imaging for professional, commercial and consumer use and have doubled in revenue from 2021 to 2022, with 807 deployed in 2021 and 2022.

TEAM



Mary Ellen Kramer
Founder, CEO & Board Member

Mary Ellen Kramer is the President of NightRide Thermal and brings 35 years of senior management experience in high tech, finance, and telecommunication sectors. She has raised over $40 million in financing for ventures she has led.

Mary Ellen's focus at NightRide Thermal is fundraising, investor relations and developing the market and market partnerships for NightRide. Prior to NightRide, Mary Ellen co-founded Maritime Broadband, a company that created universal online connectivity in the commercial maritime sector via its proprietary AI-powered, stabilized, tracking satellite antenna, C-Bird. She previously founded and ran four telecommunications companies providing global retail and carrier level voice and data services, two of which were public companies. Mary Ellen is a graduate of New York University with a Bachelor of Science in Management and Computer Science. She has also earned a certificate in Women's Entrepreneurship from Cornell University.



Zev Kramer
Founder, Director of Engineering & Board Member

Zevi Kramer is a founder and Director of Engineering at NightRide Thermal. He brings 36 years of notable experience in the telecommunications and electronics engineering sectors. Zevi is the lead electronics engineer behind the development of NightRide's innovative products. Prior to NightRide, Zevi led the engineering, research and development efforts of the C-Bird antenna for Maritime Broadband. Early on in his career, Zevi designed communication and navigation systems for the Israeli Air Force including the development of a radar direction system and electronic navigation system for guided bomb units, deployment of high security airborne data and video communication links. He directed the project for design and implementation of the automatic gear for the Israeli tank – Merkava. He is a graduate of Tel Aviv University (Israel) where he earned a Bachelor of Science in Engineering.



Shawn Groce
Founder, CTO & Board Member

Shawn Groce's 14 years of engineering experience are both extraordinarily diverse and multi-disciplinary – from LED truck lighting to maritime stabilized, tracking antennae and telecom solutions, to automotive smart fuel pumps and fuses to now, NightRide. Shawn leads in-house and outsourced engineering efforts to engineer peace of mind for NightRide's customers, balancing ease of use, and performance and appearance while maintaining the "cool factor" of NightRide cameras for its customers. Shawn takes NightRide's cameras from idea through feasibility study, mechanical, electronic and industrial design, prototype development, testing, production and quality. Shawn completed his studies at City College of the City of New York with a major in Electrical Engineering.



Neil Roseman
Board Member

Neil Roseman is the founding partner of LeadProbe Inc, Block M Investments, LLC, and LodeStar Inspection Services, LLC. He has owned and operated businesses for over 25 years. Prior to that he was a Vice President of Operations for Boston Market and a District Manager for Bennigan's. Neil serves on the Board of Directors of NightRide Thermal and is on the board and treasurer of the Football Alumni of Michigan. He is a Self Expression and Leadership Program Leader with Landmark Worldwide.

Neil graduated with a Bachelor of Arts from the University of Michigan.



Jeremy Flinn
Fractional Chief Marketing Officer

Jeremy Flinn is a marketing and advertising executive with over 15 years of experience in launching technology brands and products. With a background in brand and app development, along with e-commerce sales, his focus has been to develop strategic direct-to-consumer marketing initiatives that place companies at the forefront of customer inquiries.

Jeremy received his Master of Science in Wildlife Management from Mississippi State University and Bachelors of Science in Wildlife and Fisheries Science from Penn State University.

Jeremy is a Fractional Chief Marketing Officer for NightRide Thermal.



Adam Strominger
Director – Business Development

Adam Strominger is the Director of Business Development. He has over 20 years of experience with establishing strategic business development plans and go-to-market strategies for new growth opportunities/categories, setting strategic priorities and direction for execution in the areas of technology, publishing, and financial services. Adam's focus at NightRide is revenue generation through establishing channel partners in the various markets that NightRide serves – sporting and outdoors, public safety, government, security, and more. In just over 2 years, Adam has grown the dealer network from 3 to over 120.

Prior to NightRide, Adam worked at such companies as A. C. Nielsen, Turner TV, Scientific American Magazine, Informa, and Reed Elsevier.

Adam received his Bachelor of Arts with a major in Communications from the State University of New York at New Paltz.



Rebecca Coughlan
Operations Manager

Rebecca is responsible for dealer support, inventory management, order processing, and bookkeeping for NightRide. She directs the flow of orders from quote through delivery, ensuring that products are delivered on time and as specified; effectively acting as a liaison between sales and manufacturing. Rebecca established and maintains all the systems for tracking the various phases of manufacturing of NightRide products, including sub-assemblies, assemblies, and packaged products.

Rebecca holds a Bachelor of Science from City College, NY.



Jacky Yuan
Production Engineer

Jacky is the Production Engineer responsible for the technological launch of all products at NightRide Thermal. It is his job to ensure that NightRide's products are manufactured efficiently to the highest quality standards.

Once a project is initiated for a new product, Jacky works closely with the development engineering team from a system integration viewpoint, testing and documenting the performance of all subsystems and assemblies.

He is responsible for the continuous improvement of production processes as well as researching industry trends and new technologies emerging in the marketplace.

Jacky holds a Bachelor of Technology degree from New York City College of Technology, with a major in Computer Engineering, and an Associate of Applied Science degree in Electromechanical Engineering.



Christopher Diaz
Production Manager

Chris is the Production Manager responsible for all elements of assembly: building, repairing and maintenance of all NightRide products. His measures and processes of quality control are continually being updated and enhanced within NightRide's commitment to continuous improvement. Continuous improvement requires Chris to collaborate closely with the design and production engineering team as well as operations management in order to anticipate the demands and needs of the market.



Francisco Prado
Manufacturing Support Engineer (Part-Time)

Francisco is responsible for building, configuring, and testing mechanical and electronic sub-assemblies and assemblies for NightRide products. He assures the availability and quality of components, subject to final system testing and shipment.

Francisco holds a Bachelor of Science degree from City College of New York with a major in Computer and Information Sciences and Support Services.

Francisco works part-time and works 24 hours per week for NightRide Thermal.



Samantha Coughlan
Creative Director (Part-Time)

Samantha Coughlan is a creative director with over a decade of experience in ideating brand identities and inventing strong stylistic personalities for companies with punchy, fresh copy and a fun approach to marketing and PR. Her background in art history, film, and an anthropological approach to pop culture uniquely position her to develop out-of-the-box concepts that impact and stay with the consumer.

Samantha works part-time and works 8-16 hours per week for NightRide Thermal.



Nephi Cole
Special Industry Advisor (Non-Compensated)

Nephi Cole is a Director of Government Relations for the National Shooting Sports Association and an industry representative to the National Association of Fish and Wildlife Agencies. He is co-host of the natural resource-focused podcast "Your Mountain". Nephi is an avid hunter, competitive shooter, and outdoorsman.

Formerly, Nephi was a Senior Policy Advisor for Wyoming Governor Matthew H. Mead on Outdoor Recreation, Natural Resources, Water, Firearms, and Law Enforcement. Prior to working in politics, he served as a program lead at the USDA Natural Resources Conservation Service. Specifically, Nephi worked as a conservation biologist and was also responsible for the development of methods to employ new digital technologies within remote sensing and GIS for soil survey work. He holds bachelor's and graduate degrees with an emphasis on natural resources and technology.



Adam Gallen
Advisory Board Member

Adam Gallen has more than 25 years of experience advising middle-market companies in all aspects of Mergers & Acquisitions, licensing agreements, debt financing, and capital restructurings. He focused on tech-enabled service and consumer products businesses; and successfully completed 60 transactions worth over $5.0 billion. After spending the majority of his career in New York City, Adam moved to Washington D.C. in 2018 to form a Consumer and Digital Media M&A practice at a leading Government-centric Investment Bank. In his current role, Adam spearheads digital branding for companies in the technology, industrial, aerospace, and defense industries. He resides in Ashburn, Virginia with his wife and 3 children; and is an active member of several philanthropic organizations.

Adam graduated from Duke University with a BA in Economics and a Certificate in Markets and Management.



Jess Hurwitz
Advisory Board Member

A serial entrepreneur, strategic executive, and veteran of the PC, backup, and data storage industries, Jess is best known as an entrepreneurial executive generalist, innovative technologist, solutionist, and strategist. His ability, comfort, and experience straddling the line between business and technology is a unique talent propelling Jess through a thriving, diverse, robust, and hybrid global career. Jess has a successful record of helping growing companies of all sizes grow, scale, and expand by optimizing strategy, data, and technology and by aligning people, products, and processes for maximum results. Recent work has included leading-edge initiatives: blockchain (crypto/digital assets, industry/enterprise), NFTs, B2B SaaS, API-First, Web3, RevOps, security, compliance, and mobile identity.

Jess studied Electrical Engineering at Manhattan College.



Herb Lustig
Advisory Board Member

Herb Lustig has more than 35 years of experience working in arenas of telecommunications and electronic security where he has led the development and commercialization of new products and services. He has been a director and technical advisor for several public and private companies.

Herb earned an M.B.A. from the University of Pennsylvania and a B.S. from the University of Massachusetts at Amherst. He is a co-inventor on patents in the areas of electronic security, broadband telecommunications, and targeted advertising.



James Rhodes
Advisory Board Member

Jim Rhodes has a rich background of over 30 years of experience in design engineering and manufacturability. His company, The Newton Engineering and Design Group, brings together 25 multi-disciplined engineers who have created a unique Product Design Process, delivering the highest quality engineering and production to Fortune 500 customers.

Jim holds a Bachelor of Science in Electrical Engineering from Arizona State University.

TERMS

NightRide Thermal

Overview

PRICE PER SHARE **$2.10**	VALUATION **$25M**
DEADLINE **Aug 12, 2023**	FUNDING GOAL **$15k - $1.23M**

Breakdown

MIN INVESTMENT **$420**	OFFERING TYPE **Equity**
MAX INVESTMENT **$1,234,800**	ASSET TYPE **Common Stock**
MIN NUMBER OF SHARES OFFERED **7,142**	SHARES OFFERED **Common Stock**
MAX NUMBER OF SHARES OFFERED **588,000**	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Circular →

Offering Memorandum →

Financials

Risks

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you have previously invested in NightRide Thermal, you are eligible for additional bonus shares.

Time-Based

Friends and Family

Invest within the first 72 hours and receive 15% bonus shares.

Early Bronze

Invest $5,000+ within the first 72 hours and receive 25% bonus shares.

Super Early Bird

Invest within the first week and receive 10% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based:

Tier 1 | $500+

Invest $500+ and receive a 15% off coupon on NightRide cameras with 1-year expiration.

Tier 2 | $1,000+

Invest $1,000+ and receive a 20% off coupon on NightRide cameras with 1-year expiration, and 2% bonus shares.

Tier 3 | $5,000+

Invest $5,000+ and receive a 25% off coupon on NightRide cameras with 1-year expiration, and 3% bonus shares.

Tier 4 | $10,000+

Invest $10,000+ and receive a 25% off coupon on NightRide cameras with 1-year expiration or free NightRide Ranger, and 5% bonus shares.

Tier 5 | $25,000+

Invest 25,000+ and receive a 25% off coupon on NightRide cameras with 1-year expiration or free NightRide Scout 383-13, and 10% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

NightRide Thermal, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.10 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $210. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

Stack Owner's Bonus & Rewards!
Members get an extra 10% shares in addition to rewards below!

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into NightRide Thermal.

$420
STARTENGINE OWNER'S BONUS
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.
Select

$500
TIER 1
Invest $500+ and receive a 15% off coupon on NightRide cameras with 1-year expiration.
Select

$1,000
TIER 2
Invest $1,000+ and receive a 20% off coupon on NightRide cameras with 1-year expiration, and 2% bonus shares.
Select

$5,000
TIER 3
Invest $5,000+ and receive a 25% off coupon on NightRide cameras with 1-year expiration, and 3% bonus shares.
Select

$10,000
TIER 4
Invest $10,000+ and receive a 25% off coupon on NightRide cameras with 1-year expiration or free NightRide Ranger, and 5% bonus shares.
Select

$25,000
TIER 5
Invest 25,000+ and receive a 25% off coupon on NightRide cameras with 1-year expiration or free NightRide Scout 383-13, and 10% bonus shares.
Select

JOIN THE DISCUSSION

What's on your mind?
0/2500
Post

JB **John Bazemore**
16 days ago

Another avenue to suggest is railroad engine on cab mounted to help prevent railway accidents giving conductors the ability to see...
Show more
1 0

MK **Mary Ellen Kramer**
NightRide Thermal • 15 days ago

John, this is a brilliant idea. Trains are a sector that we had not thought of. We will certainly be looking into this - the use case ...
Show more
0

JB **John Bazemore**
24 days ago

What about UAV mounted unit for search and rescue, police searches, and military? Also a shoulder or helmet mounted fire ...
Show more
1 0

MK **Mary Ellen Kramer**
NightRide Thermal • 24 days ago

Hi John, thank you for your thoughtful suggestions. These are critical applications that we are exploring and developing!
0

Richard Koch
a month ago

I gather the vision would be to have this tech integrated into whatever form an auto's information management system takes in...
Show more

1 0

Mary Ellen Kramer
NightRide Thermal • a month ago

Hi Richard, thanks for all these great and thoughtful questions. NightRide is focusing now and in the near term on easy, effecti...
Show more

0

John Bazemore
a month ago

Idea - What about offering to include the technology in the new automobile industry as an added safety feature for extreme ...
Show more

1 0

Mary Ellen Kramer
NightRide Thermal • a month ago

Thank you for your idea, John. Such technology is available in certain models of new vehicles, particularly higher end, luxury ...
Show more

0

John Bazemore
a month ago

Sorry I did not have more to help invest but am on a fixed income.

1 0

Mary Ellen Kramer
NightRide Thermal • a month ago

Thank you, John. We are most grateful for your participation and all your support!

0

John Sklarosky
a month ago

Hello. I saw you had $2 million in sales, but quick question on the valuation. How did you determine the valuation?

1 0

Mary Ellen Kramer
NightRide Thermal • a month ago

Hi John! Thank you for your question. We arrived at our valuation based on a multiple of 25 x 2022 revenue. The multiple was ...
Show more

0

Roslyn Sofer
a month ago

Regarding bonuses:
If you are very early bird and bronze level do you get 15% plus 25...
Show more

1 0

Mary Ellen Kramer
NightRide Thermal • a month ago

Early Bronze is only the first 72 hours, and Super Early Bird is the first week. The two are not stack-able, you get the better of th...
Show more

0

Grigore Hreniuc 13 INVESTMENTS
a month ago

What additional patents you have pending? What's stooping anyone else to develop a similar device? I notice this company also raisin...
Show more

2 0

Mary Ellen Kramer
NightRide Thermal • a month ago

Lolaark looks very cool!
...
Show more

0

View 1 more reply

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP	SUBMIT ORDER	FUNDS IN TRANSIT	FUNDS RECEIVED	FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

- How much can I invest?
- When will I receive my shares?
- What will the return on my investment be?
- Can I cancel my investment?
- What is the difference between Regulation Crowdfunding and Regulation A+?
- More FAQs

start engine

© 2023 All Rights Reserved

Download on the App Store

Get To Know Us
- Our Team
- Careers
- Blog

Let's Work Together
- Raise Capital
- Know a Founder? Get $10k
- Success Stories
- Partnerships

Need Help
- Contact Us
- Help Center

Terms of Use | Privacy Policy | Disclaimer | Annual Reports | Form CRS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and **FINRASIPC** . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information**
(800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's **offering circular** and **risk associated with this offering**.

word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word
word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word word

mmMwWLliI0fiflO&1
mmMwWLliI0fiflO&1
mmMwWLliI0fiflO&1
mmMwWLliI0fiflO&1
mmMwWLliI0fiflO&1

mmMwWLliI0fiflO&1

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Shawn: At NightRide Thermal, we make vehicle-mounted thermal cameras that detect the heat signature of humans, animals, and road hazards up to 7 football fields away… in complete darkness.

Mary Ellen: We make our cameras right here in America, but they've been used around the world in critical situations, by:

Firefighting airplanes finding the hottest parts of a wildfire.

The EcoDefense Group stopping poachers in South Africa.

And even medics in the Ukraine while transporting war victims.

Shawn: In just two years, we've sold 807 units, with customers buying up NightRides as fast as we can make them.

And we've created a network of 120 authorized resellers - many of them actively helping us develop new products for their customers. We are presently supplying 12 products with 3 more on the way in Q3 of this year.

Mary Ellen: Our mission is safety - for people, animals, crops, and even for livelihoods.

So even though we have some extraordinary use cases, NightRide is used day in and day out by farmers and ranchers, law enforcement, firefighters, hunters, and everyday people who want to avoid deadly night-time collisions.

Carol & Paul Testimonial (VO only):

Carol: "Before we had our NightRide Scout, we tried flashlights and handheld thermal scanners to see the feral hogs that were devastating our neighbor's crops and livestock at night.

Paul: It was a lot of work and our success was minimal. Now, from the comfort of our truck, we can drive without headlights, spot the hogs so we can clear the fields of this menace. The farmers are so grateful to us and to NightRide for saving their livelihoods."

Mary-Ellen: Shawn, our CTO, and Zevi, our Director of Engineering and I have worked closely together for over a decade.

Shawn is a technological genius who created LED light bars for Rigid Industries when he was just 16. Today, they're considered one of the most important pieces of equipment on any emergency vehicle.

Zevi made guided bombs for the Israeli Air Force and the automatic gear for their Merkava tank.

And we all worked together at Maritime Broadband before the three of us founded NightRide.

Shawn: We're an agile team who moves quickly and dedicated to meeting NightRide's potential

for ALL its stakeholders.

Mary Ellen: We have an incredible road ahead of us, but to take things to the next level, we need you. We plan to scale up production to meet the demands of our customers, who are eagerly waiting for what we will come up with next.

Become part of the NightRide community today, by investing on StartEngine.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

EXHIBIT G TO FORM C

TESTING THE WATERS MARKETING CONTENT
[SEE ATTACHED]

Greetings Friends!

I would like to take this opportunity to share some news.   But first a little background.

NightRide Thermal, my company, has been working since 2018 to get to where we are today, and as many of you know it's been quite a ride.

They said you couldn't start a manufacturing company in Brooklyn, but here we are! Making it happen!

https://www.tiktok.com/@nightride_usa/video/7199307952694644011

And amazingly the prospects are looking very bright! We're making thermal cameras for people driving all over the world, from first responders, to hunters, to medics in Ukraine, our customers love NightRide more every time they use it! **GetNightRide.com**

Now, here is the big news!

We've been accepted to launch our fundraising campaign on **Start Engine's** crowdfunding platform, which provides an opportunity for regular people to invest in a private company like NightRide. StartEngine is THE premiere crowdfunding platform. They accept <1% of companies that apply, and it is an honor to have met their strict criteria. We look forward to an successful raise with people from all the communities we touch having the opportunity to participate.

Here's a sneak peak at our campaign video! https://youtu.be/DA3mZZ2UbCs

The details of the offer will be available when it goes live and we will send anyone who is interested a link to the campaign page. Please drop your details into this link so we can send you the link when available. https://getnightride.com/pages/investors

If you have questions or if you know anyone who you think will be interested in this opportunity, we will be doing a Webinar Thursday June 8 at 6 pm and Monday 12 at 5pm. We will be discussing who we are, what we do, and provide an opportunity for Q & A.

Here are the links!

https://us02web.zoom.us/j/84902975025?pwd=ZmFsR05rM08zM3F4YXVMUnRFYityUT09 – Thursday, June 8 at 6 pm ET

https://us02web.zoom.us/j/81737283857?pwd=NDlwamdQUFVCa3FZK0tXbWROMU5Pdz09 – Monday, June 12 at 5 pm ET

If you are interested in investing, it would be wise to sign up for a StartEngine account this week just to

confirm there is no delay in the approval process later on.

Once on the platform, there will be a short questionnaire and they will review and approve your account.

The StartEngine platform does charge a 3.5% transaction fee whether you pay by credit card or ACH, just so you know what to expect.

Looking forward!

Best,
Shawn G
CTO& Co-Founder, NightRide

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Hi _______,

As we discussed on our call, we have been accepted to launch our fundraising campaign on **Start Engine's** crowdfunding platform, which provides an opportunity for regular people to invest in a private company like NightRide. StartEngine is THE premiere crowdfunding platform. They accept <1% of companies that apply, and it is an honor to have met their strict criteria. We look forward to an successful raise with people from all the communities we touch having the opportunity to participate.

Here's a sneak peak at our campaign video! https://youtu.be/DA3mZZ2UbCs

The details of the offer will be available when it goes live and we will send anyone who is interested a link to the campaign page. Please drop your details into this link so we can send you the link when available. https://getnightride.com/pages/investors

If you have questions or if you know anyone who you think will be interested in this opportunity, we will be doing a Webinar Monday the 12th at 5pm and at 10:30 pm. We will be discussing who we are, what we do, and provide an opportunity for Q & A.

Here are the links to the calls:

https://us02web.zoom.us/j/81737283857?pwd=NDlwamdQUFVCa3FZK0tXbWROMU5Pdz09 – Monday, June 12 at 5 pm ET

https://us02web.zoom.us/j/81747833510?pwd=RTRLL2NNTURXUlByMXFndkFlSU5oUT09 – Monday, June 12 at 10:30 pm ET

If you are interested in investing, it would be wise to sign up for a StartEngine account this week just to confirm there is no delay in the approval process later on.

Once on the platform, there will be a short questionnaire and they will review and approve your account.

The StartEngine platform does charge a 3.5% transaction fee whether you pay by credit card or ACH, just so you know what to expect.

With deep appreciation,

Mary Ellen

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

NIGHTRIDE

Good afternoon ~

We are excited to announce that NightRide Thermal Inc. is raising capital on StartEngine! Due to our recent successes we're looking to continue our growth and are expanding our vision through an upcoming capital fundraising round. This is a really exciting moment for us as we reflect on how far we've come to get to this point where we're looking to bring on new investors. The best part is through StartEngine's platform, we're able to host an equity crowdfunding campaign and open our fundraising round to our own community!

What exactly is equity crowdfunding?

Regulation Crowdfunding gives eligible companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to benefit if the company does well.

In the past, a startup could only offer and sell its securities to accredited investors and then only if it complied with complex federal and state registration requirements. Under the JOBS Act, the general public can now invest in capital raising by start-up companies.

Why should I invest?

- Taming Night-Driving Hazards — 50% of fatal car accidents occur at night even though only 25% of the driving is done at night. More than 1.2M accidents are caused by poor weather conditions. NightRide's thermal cameras enhance visibility in darkness, rain, snow, fog, and smoke, making roads safer and saving lives.
- Proven Market Success — NightRide sold 807 units in 2021 and 2022, totaling $2 million in sales. The company is trusted by professionals, currently serving 22 federal/state/local public safety agencies.
- Capitalize on Market Growth — The Thermal Imaging market is projected to reach $7.49 billion by 2030, growing at a healthy 10.10% CAGR from 2022 to 2030.* We believe NightRide is the right, innovative team, with a well-timed entrance to a focused and fast-growing niche.

What's next:

- Our crowdfunding campaign is expected to launch very soon and we will notify you immediately once the campaign is live.

- Once our offering is published on Start Engine, we will share a link to our campaign page where you'll find more information about our business and growth plan, financials, investor benefits, and a lot more.
- Sign-up for your free StartEngine account here.

Your support has made our growth possible until this point and we are most grateful to you.

Now that you know a little about the upcoming launch and what equity crowdfunding is all about, we hope you will consider the opportunity to invest in NightRide via Start Engine. Here is a link to sign up for updates about the launch and other developments.

Best regards,

Mary Ellen

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

NIGHTRIDE


NIGHTRIDE
COME
ALONG FOR THE
RIDE
We are very proud to announce that our equity crowdfunding campaign is now live on StartEngine. Many of you are quite familiar with NightRide and what we're looking to achieve, and our Start Engine campaign page will give you insight into our mission and business plans going forward.
You might be familiar with crowdfunding but not equity crowdfunding. Equity crowdfunding gives companies of all types an opportunity to raise capital from the public. Investors hold partial ownership in the company and have the opportunity to profit if the company does well. Needless to say, equity crowdfunding presents both entrepreneurs and investors with unprecedented opportunities.
INVEST TODAY
LEGAL DISCLAIMER: NightRide puts the security of the client at a high priority. No money or other considerations is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement has been qualified. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance is given after the date of qualification. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.